SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 1

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          KERZNER INTERNATIONAL LIMITED
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                    P6065Y107
                                 (CUSIP Number)

                                Ricky C. Sandler
             Eminence Capital LLC, 65 East 55th Street, 25th Floor,
                        New York, NY 10022 (212) 418-2100

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 1, 2006
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P6065Y107                 13D                    Page 2 of 21 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Partners, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            904,719
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            904,719
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            904,719
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            2.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 3 of 21 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Eminence Partners II, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            53,138
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            53,138
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            53,138
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 4 of 21 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Eminence Long Alpha, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            103,380
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            103,380
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            103,380
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            0.3%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 5 of 21 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Eminence Leveraged Long Alpha, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            77,910
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            77,910
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            77,910
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            0.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 6 of 21 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Eminence GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            1,139,147
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            1,139,147
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            1,139,147
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            3.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                    Page 7 of 21 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            2,240,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            2,240,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            2,240,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            6.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                   Page 8 of 21 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Ricky C. Sandler
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            700
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            2,240,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            700
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            2,240,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            2,240,700
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            6.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P6065Y107                 13D                   Page 9 of 21 Pages

Item 1.     Security and Issuer.

     The Schedule 13D, initially filed on September 19, 2005 (the "Schedule 13D"), relating to the ordinary shares, par value $0.001 (the "Common Stock") of Kerzner International Limited (the "Company"), whose principal executive offices are located at Executive Offices, Coral Towers, Paradise Island, Bahamas is herby amended and restated by this Amendment No. 1 to the Schedule 13D as follows:


Item 2.     Identity and Background.

  (a) This statement is filed by:

       (i) Eminence Partners, LP, a New York limited partnership ("Eminence I"), with respect to the shares of Common Stock directly owned by it;

      (ii) Eminence Partners II, LP, a New York limited partnership ("Eminence II")with respect to the shares of Common Stock directly owned by it;

     (iii) Eminence Long Alpha, LP, a Delaware limited partnership ("ELA"), with respect to the shares of Common Stock directly owned by it;

      (iv) Eminence Leveraged Long Alpha, LP, a Delaware limited partnership ("ELLA" and together with Eminence I, Eminence II, and ELA, the "Partnerships"), with respect to the shares of Common Stock directly owned by it;

       (v) Eminence GP, LLC, a New York limited liability company ("Eminence GP"), with respect to the shares of Common Stock directly owned by the Partnerships and Eminence Long Alpha Master Fund, Ltd. and Eminence Leveraged Long Alpha Master Fund, Ltd., each Cayman Islands Companies to which Eminence GP serves as manager (the "Offshore Master Funds");

      (vi) Eminence Capital, LLC, a New York limited liability company (the "Investment Manager"), which serves as the investment manager to the Partnerships and investment manager to Eminence Fund, Ltd., a Cayman Islands company ("Eminence Offshore", and together with the Offshore Master Funds, the "Offshore Funds"), with respect to the shares of Common Stock directly owned by the Partnerships and the Offshore Funds; and

      (vii) Ricky C. Sandler, with respect to the shares of Common Stock directly owned by the Partnerships, the Offshore Funds and certain other family accounts (the "Family Accounts") over which Mr. Sandler has investment discretion.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. P6065Y107                 13D                   Page 10 of 21 Pages

  (b) The address of the principal business and principal office of the Partnerships, Eminence GP and the Investment Manager is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

  (c) The principal business of the Partnerships is serving as private investment limited partnerships. The principal business of Eminence GP is serving as a general partner to the Partnerships and manager to the Offshore Master Funds. The principal business of the Investment Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Managing Member of Eminence GP and the Investment Manager.

  (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

  (f) Eminence I and Eminence II are limited partnerships organized under the laws of the State of New York. ELA and ELLA are limited partnerships organized under the laws of the State of Delaware. Each of Eminence GP and the Investment Manager is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

       The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Partnerships, the Offshore Funds and certain other accounts is approximately $107,000,000. Mr. Sandler, Eminence GP and the Investment Manager do not directly own any shares of Common Stock.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and


CUSIP No. P6065Y107                 13D                   Page 11 of 21 Pages

formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.     Interest in Securities of the Issuer.

     A. Eminence Partners, LP
          (a) Aggregate number of shares beneficially owned: 904,719
                       Percentage: 2.5% The percentages used herein and in the rest of Item 5 are calculated based upon the 36,306,970 ordinary shares of Common Stock issued and outstanding as of June 30, 2005 as reported by the issuer.
          (b) 1. Sole power to vote or direct vote: -0-
              2. Shared power to vote or direct vote: 904,719
              3. Sole power to dispose or direct the disposition: -0-
              4. Shared power to dispose or direct the disposition: 904,719
          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence I in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
          (d) Eminence GP, the General Partner of Eminence I, has the power to direct the affairs of Eminence I, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP and in that capacity directs its operations.
          (e) Not applicable.

     B. Eminence Partners II, LP
          (a) Aggregate number of shares beneficially owned: 53,138
                       Percentage: 0.1%
          (b) 1. Sole power to vote or direct vote: -0-
              2. Shared power to vote or direct vote: 53,138
              3. Sole power to dispose or direct the disposition: -0-
              4. Shared power to dispose or direct the disposition: 53,138
          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence II in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
          (d) Eminence GP, the General Partner of Eminence II, has the power to direct the affairs of Eminence II, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP, and in that capacity directs its operations.
          (e) Not applicable.

CUSIP No. P6065Y107                 13D                   Page 12 of 21 Pages

     C. Eminence Long Alpha, LP
          (a) Aggregate number of shares beneficially owned: 103,380
                       Percentage: 0.3%
          (b) 1. Sole power to vote or direct vote: -0-
              2. Shared power to vote or direct vote: 103,380
              3. Sole power to dispose or direct the disposition: -0-
              4. Shared power to dispose or direct the disposition: 103,380
          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by ELA in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule C and are incorporated by reference.
          (d) Eminence GP, the General Partner of ELA, has the power to direct the affairs of ELA, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP, and in that capacity directs its operations.
          (e) Not applicable.


D. Eminence Leveraged Long Alpha, LP
          (a) Aggregate number of shares beneficially owned: 77,910
                       Percentage: 0.2%
          (b) 1. Sole power to vote or direct vote: -0-
              2. Shared power to vote or direct vote: 77,910
              3. Sole power to dispose or direct the disposition: -0-
              4. Shared power to dispose or direct the disposition: 77,910
          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by ELLA in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule D and are incorporated by reference.
          (d) Eminence GP, the General Partner of ELLA, has the power to direct the affairs of ELLA, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP, and in that capacity directs its operations.
          (e) Not applicable.


E. Eminence GP, LLC
          (a) Aggregate number of shares beneficially owned: 1,139,147
                        Percentage: 3.1%
          (b) 1. Sole power to vote or direct vote: -0-
              2. Shared power to vote or direct vote: 1,139,147
              3. Sole power to dispose or direct the disposition: -0-
              4. Shared power to dispose or direct the disposition: 1,139,147
          (c) Eminence GP did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II, ELA, ELLA and the Offshore Master Funds which were all in the open market, are set forth in Schedules A,B,C,D and E respectively, and are incorporated by reference.
          (d) Not applicable.
          (e) Not applicable.

CUSIP No. P6065Y107                 13D                   Page 13 of 21 Pages

F. Eminence Capital, LLC
            (a) Aggregate number of shares beneficially owned: 2,240,000
                       Percentage: 6.2%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 2,240,000
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 2,240,000
            (c) The Investment Manager did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II, ELA, ELLA and the Offshore Funds, which were all in the open market, are set forth in Schedules A, B, C, D, E, and F, respectively, and are incorporated by reference.
            (d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
            (e) Not applicable.

      G. Ricky C. Sandler
            (a) Aggregate number of shares beneficially owned: 2,240,700
                Percentage: 6.2%
            (b) 1. Sole power to vote or direct vote: 700
                2. Shared power to vote or direct vote: 2,240,000
                3. Sole power to dispose or direct the disposition: 700
                4. Shared power to dispose or direct the disposition: 2,240,000
            (c) Mr. Sandler did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II, ELA, ELLA and the Offshore Funds, which were all in the open market, are set forth in Schedules A, B, C, D, E, and F, respectively, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

CUSIP No. P6065Y107                 13D                   Page 14 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  February 6, 2006

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler, individually, and as
                                    Managing Member of
                                    Eminence Capital, LLC,
                                    and as
                                    Managing Member of
                                    Eminence GP, LLC, for itself and as
                                       General Partner of
                                       Eminence Partners, LP,
                                       Eminence Partners II, LP,
                                       Eminence Long Alpha, LP and
                                       Eminence Leveraged Long Alpha, LP

CUSIP No. P6065Y107                 13D                   Page 15 of 21 Pages

                                   Schedule A

                              Eminence Partners, LP

                                                     Price Per Share
Date of                    Number of Shares          (including commissions,
Transaction                 Purchased/(Sold)          if any)

1/3/2006                        (14,040)                        $68.74

CUSIP No. P6065Y107                 13D                   Page 16 of 21 Pages

                                   Schedule B

                            Eminence Partners II, LP

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

1/3/2006                          (5,760)                  $68.74

CUSIP No. P6065Y107                 13D                   Page 17 of 21 Pages

                                   Schedule C

                             Eminence Long Alpha, LP

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

1/3/2006                          11,200                      $68.90
1/3/2006                        (18,780)                      $68.74
1/4/2006                          11,200                      $69.80
2/1/2006                           7,067                      $66.42
2/1/2006                         (8,240)                      $65.23
2/2/2006                           2,533                      $66.15

CUSIP No. P6065Y107                 13D                   Page 18 of 21 Pages

                                   Schedule D

                        Eminence Leveraged Long Alpha, LP

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

1/3/2006                          15,240                   $68.83
1/4/2006                           7,700                   $69.80
2/1/2006                           5,950                   $66.29
2/2/2006                           1,900                   $66.15

CUSIP No. P6065Y107                 13D                   Page 19 of 21 Pages

                                   Schedule E

                    Client: Eminence Long Alpha Master, Ltd.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

1/3/2006                          29,230                     $68.82
1/4/2006                          12,700                     $69.80
2/1/2006                           8,466                     $66.42
2/1/2006                         (2,520)                     $65.23
2/2/2006                           3,034                     $66.15


                Client: Eminence Leveraged Long Alpha Master, Ltd

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

1/3/2006                           9,150                     $68.90
1/3/2006                         (5,290)                     $68.74
1/4/2006                           9,150                     $69.80
2/1/2006                          17,177                     $65.73
2/2/2006                           2,533                     $66.15

CUSIP No. P6065Y107                 13D                   Page 21 of 21 Pages

                                   Schedule F

                            Client: Eminence Offshore

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

1/3/2006                           19,800                    $68.76